

ENDOSOUND, INC.

Financial Statements
December 31, 2025 and 2024

With Independent Auditor's Report

EndoSound, Inc.
Table of Contents
December 31, 2025 and 2024



Independent Auditor's Report

To the Board of Directors and Stockholders
Endosound, Inc.:

Opinion

We have audited the financial statements of Endosound, Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Endosound, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Endosound, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Endosound, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

400 Spectrum Center Drive
Suite 250
Irvine, CA 92618
(949) 529-3900

5285 Meadows Road
Suite 420
Lake Oswego, OR 97035
(503) 963-4720

12750 High Bluff Drive
Suite 160
San Diego, CA 92130
(858) 465-1510

601 Union Street
Suite 1710
Seattle, WA 98101
(206) 496-1515

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Endosound, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Endosound, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

KBF CPAs – Audit, LLP

KBF CPAs – Audit, LLP
Lake Oswego, Oregon

April 14, 2026

EndoSound, Inc.
Balance Sheets
December 31, 2025 and 2024

		2025		2024
Assets				
Current assets:				
Cash and cash equivalents	$	618,783	$	422,660
Accounts receivable, net		116,681		89,009
Inventory		134,510		235,919
Prepaid expenses and other current assets		151,122		45,941
Total current assets		1,021,096		793,529
Property and equipment, net		47,989		106,008
Other assets		6,261		6,079
Total assets	$	1,075,346	$	905,616
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable	$	171,016	$	131,021
Accrued expenses		233,271		133,250
Deferred revenue		3,150		-
Convertible notes payable and accrued interest		3,853,254		1,540,951
Total liabilities		4,260,691		1,805,222
Stockholders' equity (deficit):				
Series Seed-1 preferred stock, $0.00001 par value; 2,000,000 shares authorized; 1,950,898 shares issued and outstanding (aggregate liquidation preference of $1,755,808)		20		20
Series A preferred stock, $0.00001 par value; 4,100,000 shares authorized; 3,898,468 shares issued and outstanding (aggregate liquidation preference of $5,110,892)		39		39
Common stock, $0.00001 par value; 21,000,000 shares authorized; 8,892,830 and 8,892,830 shares issued and outstanding		89		89
Additional paid-in capital		7,581,946		7,406,068
Accumulated deficit		(10,767,439)		(8,305,822)
Total stockholders' equity (deficit)		(3,185,345)		(899,606)
Total liabilities and stockholders' equity (deficit)	$	1,075,346	$	905,616

EndoSound, Inc.
Statements of Operations
Years Ended December 31, 2025 and 2024

	2025	2024
Revenues:		
License revenue	$ -	$ 943,000
Product revenue	590,580	593,427
Other revenue	40,152	5,080
Total revenues	630,732	1,541,507
Cost of revenues	239,166	301,574
Gross margin	391,566	1,239,933
Operating expenses:		
Sales and marketing	861,585	1,002,672
General and administrative	1,061,342	1,826,344
Research and development	665,274	896,397
Total operating expenses	2,588,201	3,725,413
Loss from operations	(2,196,635)	(2,485,480)
Other income (expense):		
Interest expense, net	(359,813)	(163,162)
Other income, net	96,437	116,559
Total other income (expense), net	(263,376)	(46,603)
Loss before taxes	(2,460,011)	(2,532,083)
Income tax expense	(1,606)	(95,356)
Net loss	$ (2,461,617)	$ (2,627,439)

EndoSound, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2025 and 2024

	Series Seed-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances, December 31, 2023	1,950,898	$ 20	3,898,468	$ 39	8,822,518	$ 88	$ 7,271,965	$ (5,678,383)	$ 1,593,729
Stock-based compensation expense	-	-	-	-	-	-	115,744	-	115,744
Exercise of stock options	-	-	-	-	70,312	1	18,359	-	18,360
Net loss	-	-	-	-	-	-	-	(2,627,439)	(2,627,439)
Balances, December 31, 2024	1,950,898	20	3,898,468	39	8,892,830	89	7,406,068	(8,305,822)	(899,606)
Stock-based compensation expense	-	-	-	-	-	-	175,878	-	175,878
Net loss	-	-	-	-	-	-	-	(2,461,617)	(2,461,617)
Balances, December 31, 2025	1,950,898	$ 20	3,898,468	$ 39	8,892,830	$ 89	$ 7,581,946	$ (10,767,439)	$ (3,185,345)

EndoSound, Inc.
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net loss	$ (2,461,617)	(2,627,439)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	58,019	69,587
Stock-based compensation expense	175,878	115,744
Non-cash interest expense	114,083	27,041
Accretion of convertible notes	246,848	138,910
Change in allowance for credit losses	-	43,000
Inventory write-down	153,403	-
Changes in operating assets and liabilities:		
Accounts receivable	(27,672)	(103,595)
Inventory	(51,994)	305,522
Prepaid expenses and other assets	(105,363)	9,702
Accounts payable	39,995	(351,069)
Accrued expenses	100,021	128,770
Deferred revenue	3,150	-
Net cash used in operating activities	(1,755,249)	(2,243,827)
Cash flows from investing activities:		
Purchases of property and equipment	-	(83,239)
Net cash used in investing activities	-	(83,239)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes payable	1,951,372	1,375,000
Proceeds from exercise of stock options	-	18,360
Net cash provided by financing activities	1,951,372	1,393,360
Net increase (decrease) in cash and cash equivalents	196,123	(933,706)
Cash and cash equivalents, beginning of year	422,660	1,356,366
Cash and cash equivalents, end of year	$ 618,783	422,660
Supplemental cash flow information:		
Cash paid for income taxes	$ 3,036	98,218

(1) Organization

EndoSound Inc. ("the Company") is headquartered in Portland, Oregon and provides access to endoscopic ultrasound technology for the diagnosis and treatment of various disorders of the digestive tract. The Company was founded in 2016 as a Florida Limited Liability Company ("LLC"). In June 2020, the Company converted from an LLC to EndoSound, Inc., a Delaware corporation.

The accompanying financial statements are intended to reflect the results of the Company's operations, financial position, changes in stockholders' equity, and cash flows in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Significant estimates requiring management judgment include revenue recognition, inventory valuation, and stock compensation. This process may result in actual results differing from those estimated amounts used in the preparation of the financial statements. Management considers many factors in developing these estimates and assumptions and must apply judgment in this process. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that represents its best estimate. Actual results could differ materially from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of less than three months at the date of purchase to be cash equivalents.

(c) Inventory

Inventory is stated at the lower of cost or net realizable value, using a specific identification method. The Company periodically reviews its inventory for slow-moving, damaged, or obsolete items and writes down the identified items to their net recoverable amounts, as necessary.

(d) Property and Equipment

Property and equipment are stated at cost, net of depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives of property and equipment being depreciated are as follows:

Computer equipment	3 years
Laboratory equipment	2-5 years
Devices - consigned	3 years

(e) Recoverability and Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If there is an indicator of impairment, the Company prepares an estimate of future undiscounted net cash flows to be derived from the use of the assets and the eventual disposition. If the carrying amount exceeds the estimate of future undiscounted cash flows, the Company then calculates the impairment as the excess of the carrying value of the asset group over the estimate of its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary and appropriate. There were no impairment charges recorded during the years ended December 31, 2025 and 2024.

(f) Revenue Recognition

The Company recognizes revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* through the following steps:

1) Identify the contract(s) with the customer;
2) Identify the performance obligation(s) in the contract;
3) Determine the transaction price;
4) Allocate the transaction price to the performance obligation(s) in the contract; and
5) Recognize revenue when or as the Company satisfies the performance obligation(s).

The Company's performance obligations are the sale of products to customers, primarily health clinics and surgery centers. The Company satisfies the performance obligation upon shipment of the product to the customer and recognizes revenue when control of the product is transferred to the customer, generally upon shipment of the product. The transaction price is fixed and there is no variable consideration. Typical billing terms require customer payments within 30 days, depending on the customer. Under the practical expedient, the Company does not evaluate contracts for a significant financing component when the period between payment and satisfaction of the related performance obligation is expected to be one year or less. Shipping fees that are billed to the customers are recognized in revenue, and the costs associated with such fees are recorded in cost of revenues in the statements of operations.

The Company has licensed intellectual property to another party for the development of future products. The Company recognized $0 and $943,000 in license revenue from this arrangement during the years ended December 31, 2025 and 2024, respectively.

(g) Concentration Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in large financial institutions and generally maintains balances in accounts above the federal insurance limits. The amount above this limit was $37,039 as of December 31, 2025.

The Company generally does not require collateral or other security to support accounts receivable. Credit risk associated with accounts receivable is periodically reviewed by management, and if required, an allowance for expected credit losses is established.

Accounts determined to be uncollectible are written off against the allowance for credit losses after all means of collection have been exhausted and the potential for recovery is remote. As of December 31, 2025 and 2024, the allowance for credit losses was $43,000. There were no write offs or recoveries of accounts receivable during the years ended December 31, 2025 and 2024.

The Company had accounts receivable from 4 and 3 customers that represented 75% and 79% of total accounts receivables as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, the Company had sales to 4 and 1 customers representing 52% and 61% of total sales, respectively.

Purchases from four suppliers comprised 76% of total inventory purchased for the year ended December 31, 2025. Purchases from two suppliers comprised 73% of total inventory purchased for the year ended December 31, 2024.

(h) Research and Development Costs

Research and development costs consist primarily of prototype materials, cost of testing trials, compensation and related costs for personnel and outside consultants. These costs are related to the enhancement and development of the Company's products. Expenditures for research and development are expensed as incurred.

(i) Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the carrying costs of assets and liabilities for income tax reporting and financial statement purposes. The Company provides a valuation allowance against net deferred tax assets unless, based upon available evidence, it is more likely than not that the deferred tax assets will be realized.

The Company recognizes and measures the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The Company records liabilities for unrecognized tax benefits from uncertain tax positions as discrete tax adjustments in the first period that the more likely than not threshold is not met.

It is the Company's policy to record interest and penalties related to uncertain tax positions as a component of income tax expense. The Company's federal and state income tax returns for years 2021 through 2025 remain open for examination by taxing authorities. The Company is not currently under examination by any federal or state taxing authority.

(j) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. This standard requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The fair value of stock options is estimated on the date of grant using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected term, expected stock price volatility, and dividend yield.

Estimated volatilities are based on the historical volatilities over the expected term of the stock options of comparable companies whose shares are publicly traded. The expected term represents the period of time the stock options are expected to be outstanding and is based on the "simplified method." Under the simplified method, the expected term of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is based on the U.S. Treasury bond rates in effect during the corresponding period of grant with a similar contractual term as the expected term of the grant. The Company accounts for forfeitures as they occur.

The following table summarizes the assumptions used for estimating the fair value of stock options granted during the years ending December 31:

	2025	2024
Weighted average expected term (years)	5.1	5.41
Risk-free interest rate	3.91% - 4.14%	3.97% - 4.35%
Dividend yield	0%	0%
Volatility	43.13% - 46.82%	44.49% - 46.50%

(k) Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU requires entities other than public business entities to provide qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. The amendment also requires all entities to disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated: (1) by federal (national), state, and foreign taxes, and (2) by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received).

This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, such as requiring that all entities disclose the following information:

1. Income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign.
2. Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign.

The amendments are effective for annual periods beginning after December 15, 2025 with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is evaluating the implications the adoption of this standard will have on the financial statements.

In July 2025, the FASB issued ASU 2025-05, *Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This ASU provides a practical expedient to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets. Entities will still be required to adjust historical data used in the estimation to reflect current conditions.

In addition, entities other than public business entities can also make an accounting policy election to consider subsequent collections of balances received after the balance sheet date through a date selected by the entity. This policy election is available only if the entity elects the practical expedient. The date selected must be when or before the financial statements are available to be issued. Under this accounting policy election, no credit loss would be recorded on balances that have been collected through subsequent receipts. Remaining uncollected amounts would be evaluated for credit losses using the practical expedient.

If elected, the practical expedient and the accounting policy election, if applicable, must be applied consistently to all eligible current accounts receivable and current contract assets. Entities will be required to disclose if they have elected the practical expedient and the related accounting policy election as well as the date utilized to evaluate subsequent receipts, if the policy is elected.

The guidance is effective for annual periods beginning after December 15, 2025 and is to be adopted on a prospective basis. Early adoption is permitted. The Company is evaluating the implications the adoption of this standard will have on the financial statements.

(3) Liquidity and Capital Resources

Given the current stage of the Company and the financial resources required to develop its product lines, the Company has incurred recurring losses from operations and negative operating cash flows since inception. The Company believes that its future success depends on its ability to raise additional capital financing, increasing product sales and managing expenses to generate sufficient profits and positive cash flows from operations to sustain ongoing operations. An inability by the Company to either raise additional capital financing or generate demand for its products sufficient to achieve profitability could have a material adverse impact on the Company's financial position, results of operations, and liquidity, and ultimately on its ability to continue as a going concern. Until the point at which it achieves positive cash flows, the Company is dependent on equity and debt financing to support operations which may or may not be available in the future.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which consider continuation of the Company as a going concern. Due to the Company's significant operating and cash flow losses to date, there is substantial doubt about the Company's ability to continue as a going concern without additional capital financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management believes that they have the ability to take the necessary steps to ensure the Company will continue to raise the necessary financing and ultimately achieve positive cash flow and profitability. However, there is no guarantee that such financing will be available or that profitability will be achieved or sustained or that cash flows will be sufficient to fund obligations as they come due.

(4) Inventory

The following table summarizes the Company's inventory balances as of December 31:

		2025		**2024**
Raw materials	$	28,962	$	-
Finished goods		105,548		235,919
	$	134,510	$	235,919

(5) Property and Equipment

Property and equipment consists of the following at December 31:

		2025		**2024**
Computer equipment	$	21,016	$	21,016
Laboratory equipment		151,322		151,322
Devices - consigned		74,000		74,000
		246,338		246,338
Less: Accumulated depreciation		(198,349)		(140,330)
	$	47,989	$	106,008

Depreciation expense was $58,020 and $69,587 for the years ended December 31, 2025 and 2024, respectively.

(6) Contingencies

The Company may be periodically involved in legal proceedings and claims in the ordinary course of operations. The Company does not believe they are a party to any legal proceedings that would be expected to have a material adverse effect on the Company's financial position or results of operations.

(7) Convertible Notes

In February 2024, the Board of Directors authorized the issuance of convertible promissory notes ("2024 Notes") with an aggregate principal amount of up to $5,000,000, which may be increased to $10,000,000. The 2024 Notes bear interest at 5% per annum and have a maturity date of June 30, 2025, with all principal and interest paid at the maturity date. During 2025, the Company issued eight additional convertible notes totaling $500,000. These additional notes were issued to certain executive officers and existing stockholders of the Company and share the same terms as the existing convertible notes. On December 6, 2025, the 2024 Notes were amended to extend the maturity date to December 31, 2026. If a qualified financing occurs prior to the maturity date, the convertible notes automatically convert into the equity of that financing at a price per share equal to 80% of the price per share paid by the new investors.

On June 6, 2025, the Company entered into a listing agreement with a financial institution to sell securities for a minimum investment of $50,000 and a maximum investment of $5,000,000 to eligible investors for 365 days under a Regulation Crowdfunding offering. The Company incurred fees equivalent to 6.5% of the total funds raised and a $1,000 annual maintenance fee to the financial institution. The notes issued under this offering share the same terms as the 2024 Notes. The offering closed in December 2025, and the Company received total proceeds of $1,357,033, net of $94,339 in fees, from various investors.

The outstanding balance at December 31, 2025 was $3,326,372 in principal and $141,124 in accrued interest.

The conversion discount associated with the 2024 Notes carries an obligation to issue a variable number of shares for a fixed monetary amount. In accordance with ASC 480, *Distinguishing Liabilities from Equity*, the Company has accounted for the 2024 Notes as stock-settled debt and is accreting the carrying amount of the 2024 Notes to the settlement amount. For the years ended December 31, 2025 and 2024, the Company recorded interest expense of $246,848 and $138,910, respectively, related to the 2024 Note accretion, which are included with convertible notes payable on the accompanying balance sheets.

(8) Income Taxes

Income tax expense consists of the following for the years ended December 31:

	2025	2024
Current:		
Federal	$ -	$ -
State	1,606	1,056
Foreign	-	94,300
Total current tax expense	1,606	95,356
Deferred		
Federal	-	-
State	-	-
Foreign	-	-
Total deferred tax expense	-	-
Total income tax expense	$ 1,606	$ 95,356

The following is a reconciliation of the expected statutory federal income tax expense to actual income tax expense for the years ended December 31:

	2025	2024
Tax computed at federal statutory rate	$ (516,718)	$ (534,085)
State tax, net of federal tax benefit	(18,509)	(7,182)
Permanent items and other	126,306	141,900
Research and Development Credits	-	-
Foreign Withholding Tax	-	94,300
Foreign Tax Credits	-	(94,300)
Valuation allowance	410,527	494,723
Total income tax expense	$ 1,606	$ 95,356

Significant components of the Company's deferred tax assets and liabilities as of December 31:

	2025	2024
Deferred tax assets:		
Accrued Expenses	$ 9,089	$ 41,218
Net Operating Losses	1,390,192	855,477
Capitalized Research Expenses	588,748	634,232
Foreign Tax Credit	398,104	492,404
Nonqualified Stock Option	104,766	61,786
Fixed Assets	1,063	-
Total deferred tax assets	2,491,962	2,085,117
Deferred tax liabilities:		
Fixed assets	-	(3,589)
Total deferred tax liabilities	-	(3,589)
Total Net Deferred Tax Assets	2,491,962	2,081,528
Less: Valuation Allowance	(2,491,962)	(2,081,528)
Net deferred taxes	$ -	$ -

The Company's income tax expense recorded for the years ended December 31, 2025 and 2024 relates to minimum state income taxes and foreign withholding taxes. The Company provided a full valuation allowance on the net deferred tax asset, consisting primarily of net operating loss carryforwards and research and development tax credit, foreign tax credit and capitalized research expenses because management has not determined that it is more-likely-than-not that the Company will earn income sufficient to realize the deferred tax assets during the carryforward period. The valuation allowance increased by approximately $410,000 and $495,000 during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Company has federal, state and local net operating loss carryforwards available of approximately $6,444,000, $618,000 and $244,000 respectively, to offset future taxable income. If not utilized, state and local net operating loss carryforwards will begin to expire in 2035 and 2025, respectively. All of the federal net operating losses carry forward indefinitely. In addition, the amount of net operating losses generated in taxable periods beginning after December 31, 2017, that the Company is permitted to deduct in any taxable year is limited to 80% of the Company's taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. The ability to carry back any net operating loss to prior taxable years, while allowing post-2017 unused net operating losses to be carried forward indefinitely.

Utilization of net operating losses, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities. Any net operating loss or credit carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets.

The Company has recorded no uncertain tax position related to federal and state research and development tax credits at December 31, 2025. Due to the valuation allowance recorded against the Company's deferred tax assets, none of the total unrecognized tax benefits as of December 31, 2025 would reduce the effective tax rate if recognized. At December 31, 2025, the Company has not accrued interest and penalties related to uncertain tax positions. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next twelve months.

On July 4, 2025, the One Big Beautiful Bill Act (P.L. 119-21) was signed into law, making permanent several provisions of the Tax Cuts and Jobs Act of 2017 that were scheduled to expire on December 31, 2025, and introducing certain new provisions with varying effective dates. Of particular relevance to the Company, the Act restores 100% bonus depreciation for qualified property placed in service on or after January 19, 2025, reinstates an EBITDA-based limitation for computing allowable business interest expense under Section 163(j) effective for tax years beginning after December 31, 2024, and permits domestic research and experimental expenditures to be deducted as incurred for tax years beginning after December 31, 2024.

Under ASC 740, the effects of changes in tax law are recognized in the period of enactment. The Company has evaluated the Act's impact on its deferred tax assets and liabilities, current taxes payable, and effective tax rate, and concluded that the Act did not have a material impact on the income tax provision or financial statements for the year ended December 31, 2025.

(9) Equity Incentive Plan

In 2020, the Company established the Equity Incentive Plan ("2020 Plan"), as amended, which covers employees, directors, officers, consultants, agents, advisors, and independent contractors of the Company. The Company may grant shares of common stock in the form of incentive stock options, nonqualified stock options, stock awards, restricted stock, or stock units. A total of 4,491,341 shares of common stock were reserved and approved for issuance under the 2020 Plan. Options granted under the 2020 plan generally vest over a period of 1 to 48 months from the vesting commencement date, which may precede the grant date, and each option, if not exercised or forfeited, expires on the tenth anniversary of the grant date. Stock-based compensation expense for time-based stock options is recognized over the vesting term using the straight-line method. The condition for vesting of these awards is based on continued employment. As of December 31, 2025, 133,750 stock options remain available for future grant under the 2020 Plan.

Stock based compensation expense that has been included in the accompanying statements of operations amounted to $175,878 and $115,744 for the years ended December 31, 2025 and 2024, respectively. Approximately $71,000 in stock-based compensation costs related to stock options outstanding at December 31, 2025 is expected to be recognized over a weighted average period of 1.07 years subject to adjustment for forfeitures. The Company accounts for forfeitures as they occur.

The weighted average grant date fair value of options granted during the years ended December 31, 2025 and 2024 was $0.09 and $0.11, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025 and 2024 was $0 and $1,771, respectively. At December 31, 2025 and 2024, a total of 3,563,037 and 1,918,750 options were exercisable with an intrinsic value of $77,261 in both years. The intrinsic value is calculated as the difference between the fair value of the Company's common stock and the exercise price of the stock option.

The Company's stock option activity was as follows for the years ended December 31:

	Options		Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding at December 31, 2023	2,169,471	$	0.23	7.95
Granted	1,518,600		0.26	
Exercised	(70,312)		0.27	
Forfeited	(48,438)		0.31	
Outstanding at December 31, 2024	3,569,321		0.24	8.03
Granted	625,500		0.21	
Exercised	—		—	
Forfeited	(3,542)		0.31	
Outstanding at December 31, 2025	4,191,279	$	0.24	7.00
Exercisable at December 31, 2025	3,563,037	$	0.23	6.78

(10) Stockholders' Equity

The Company's amended articles of incorporation authorize the issuance of Series Seed-1 convertible preferred stock ("Series Seed-1"), Series A convertible preferred stock ("Series A", collectively with Series Seed-1, the "Preferred Stock"), and common stock. The Series Seed-1 and Series A original issuance prices are $0.90 and $1.311, respectively.

The rights, preferences, privileges and other matters relating to its outstanding stock are as follows:

(a) Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock, together with the holders of common stock as a single class, shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Common stockholders are entitled to one vote for each share of common stock held.

(b) Dividends

The holders of Preferred Stock and common stock are eligible for dividends when and if declared by the Board of Directors, out of legally available funds, pro rata according to the number of shares of common stock held and Preferred Stock held on an as-converted basis.

(c) Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any deemed liquidation event, the holders of Preferred Stock then outstanding shall be entitled to be paid out of the available proceeds before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issuance prices, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of Preferred Stock the full amount, the holders of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the preferential distribution to the holders of Preferred Stock, any remaining assets shall be distributed pro rata to the holders of common stock.

(d) Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance prices by the applicable conversion price. As of December 31, 2025, the conversion price of Preferred Stock is equal to the original issuance prices and accordingly, the Preferred Stock converts to common stock on a one-for-one basis.

In the event of a liquidation, dissolution or winding up of the Company or a deemed liquidation event, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock. Conversion is mandatory upon one of the following events:
- the closing of a sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933; or,
- by vote of the majority holders of the then outstanding shares of Preferred Stock.

(e) Redemption

The Preferred Stock is not redeemable.

(11) Employee Benefit Plan

The Company maintains a 401(k) Plan for the benefit of its employees. Employees are eligible to participate in the plan the next pay period following the date the eligibility requirements are met. The employer may make discretionary contributions. There were no discretionary contributions made during the years ended December 31, 2025 and 2024. Generally, employees can defer up to 100% of their compensation into the plan, not to exceed the maximum amount allowed by law.

(12) Related Party Transactions

Certain executive officers and employees of the Company have elected to defer a portion of their salaries. Deferred compensation at December 31, 2025 and 2024 amounted to $190,040 and $128,332, respectively, and is reported within accrued expenses on the accompanying balance sheets.

(13) Subsequent Events

The Company has evaluated subsequent events through April 14, 2026, the date the financial statements were available for issuance.

In March 2026, the Board of Directors authorized a new Series B Preferred Stock, consisting of Series B-1 and Series B-2 Preferred Stock with 4,000,000 shares each, par value $0.00001 per share.